Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 9 DATED DECEMBER 21, 2012

TO THE PROSPECTUS DATED JULY 12, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated July 12, 2012 as supplemented by Supplement No. 1, dated August 1, 2012, Supplement No. 2, dated August 13, 2012, Supplement No. 3, dated September 4, 2012, Supplement No. 4, dated September 10, 2012, Supplement No. 5, dated October 1, 2012, Supplement No. 6, dated November 1, 2012, Supplement No. 7, dated November 14, 2012, and supplement No. 8 dated December 3, 2012 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	the appointment of Jeffrey L. Johnson to serve as Chief Executive Officer;

•	the resignation of Guy M. Arnold as President; and

•	our entry into a new credit facility and the termination of our prior credit facility.

Appointment of Jeffrey L. Johnson to serve as Chief Executive Officer

On December 19, 2012, the board of directors of Dividend Capital Diversified Property Fund Inc. (the “Company”) appointed Jeffrey L. Johnson to serve as Chief Executive Officer, effective no later than January 16, 2013. Mr. Johnson will become an employee of the Company’s advisor, Dividend Capital Total Advisors LLC, effective no later than January 16, 2013.

Jeffrey L. Johnson, age 53, served as Managing Principal of Lakeshore Holdings, LLC, a private equity real estate firm that he founded, from 2007 through December 2012. From December 2009 to June 2011, he also served as founder and Managing Principal of Reunion Office Holdings, LLC, a private equity real estate firm, and from January 2009 to November 2009, he served as Chief Investment Officer and Managing Director of Transwestern Investment Company, a private equity real estate firm now known as Pearlmark Real Estate Partners. From 2003 until Equity Office Properties Trust was acquired by the Blackstone Group in February 2007, Mr. Johnson served as Chief Investment Officer, Executive Vice President and Chairman of the Investment Committee of Equity Office Properties Trust. Equity Office Properties Trust was a publicly traded REIT and at that time was the largest publicly traded owner and manager of office properties in the United States. While at Equity Office Properties Trust, Mr. Johnson restructured the investment group and implemented an investment strategy that resulted in over $12.5 billion in transaction volume, providing capital for a $2.6 billion stock repurchase. From 1990 to 1999, Mr. Johnson was a senior executive at Equity Office Properties Trust and its predecessor entities, most recently serving as Chief Investment Officer. Mr. Johnson was instrumental in completing Equity Office Property Trust’s initial public offering in July 1997, setting investment strategies and completing over $9 billion of real estate operating company transactions and property acquisitions. From 1990 to 1996, he was a senior acquisitions officer where he was responsible for acquiring over $1.2 billion of office properties. From 2000 through 2003, Mr. Johnson served as a Managing Director, founding Partner, and Co-Head of U.S. Investments for Lehman Brothers Holdings, Inc.’s real estate private equity group, where he was one of six founding members that raised a $1.6 billion first-time fund, built an international investment group, and executed a process that resulted in $580 million of equity investments, in over $6.9 billion of real estate, during the fund’s first 30 months.

During his career, Mr. Johnson has overseen acquisition and disposition activity in various real estate and real estate-related investments, including core office properties, development projects, joint ventures, international investments, mezzanine loans and multi-asset class portfolio transactions. He has also been instrumental in numerous significant public and private capital markets and mergers and acquisitions transactions. Mr. Johnson serves as Chairman of the Northwestern University Kellogg Real Estate Advisory Board and as a Trustee and the

Treasurer of The Nature Conservancy’s Illinois Chapter. Mr. Johnson is also a member of each of the Urban Land Institute and the Chicago Commonwealth Club. Mr. Johnson received his Master’s degree in Business Administration from Northwestern University’s Kellogg Graduate School of Management and his Bachelor’s degree from Denison University.

Resignation of Guy M. Arnold as President

Guy M. Arnold has informed the Company that, in order to pursue other opportunities, he will resign as President effective immediately prior to the date that Mr. Johnson becomes the Chief Executive Officer.

Entry into a new credit facility and the termination of our prior credit facility

Terms of the Agreement

On December 19, 2012, our Operating Partnership, as Borrower, entered into a credit agreement providing for a $450 million senior unsecured term loan and revolving line of credit (collectively, the “Facility”) with a syndicate of eight lenders led by Bank of America, N.A., as Administrative Agent, and PNC Bank, National Association, and Wells Fargo Bank, National Association, as Co-Syndication Agents. The Facility provides the Borrower with the ability from time to time to increase the size of the Facility up to a total of $800 million less the amount of any prepayments under the term loan component of the Facility, subject to receipt of lender commitments and other conditions.

The $450 million Facility consists of a $270 million term loan (the “Term Loan”) and a $180 million revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility contains a sublimit of $50 million for letters of credit and a sublimit of $50 million for swing line loans. The primary interest rate for the Term Loan is based on LIBOR, plus a margin ranging from 1.50% to 2.45%, depending on our consolidated leverage ratio. The Term Loan matures on January 31, 2018 and does not contain any extension options. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.55% to 2.50%, depending on our consolidated leverage ratio. The Revolving Credit Facility matures on January 31, 2016 and contains two one-year extension options that the Borrower may exercise upon payment of an extension fee equal to 0.20% of the sum of the amount outstanding under the Revolving Credit Facility and the unused portion of the Revolving Credit Facility at the time of each extension. Based on our current consolidated leverage ratio, we can elect to borrow at LIBOR, plus 1.95% and LIBOR, plus 2.00% for the Term Loan and Revolving Credit Facility, respectively, or alternatively, we can choose to borrow at a “base rate” equal to (i) the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate announced by Bank of America, N.A., and (c) LIBOR plus 1.0%, plus (ii) a margin ranging from 0.55% to 1.50% for base rate loans under the Revolving Credit Facility or a margin ranging from 0.50% to 1.45% for base rate loans under the Term Loan, depending on our consolidated leverage ratio. The Borrower must pay to the Administrative Agent a quarterly unused Revolving Credit Facility fee that equals the amount of the Revolving Credit Facility unused by the Borrower on a given day multiplied by either (i) 0.25% if 50% or more of the Revolving Credit Facility is being used or, (ii) 0.30% if less than 50% of the Revolving Credit Facility is being used.

Use of Proceeds

Borrowings under the Facility are available for general corporate purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties. Upon entering into the Facility on December 19, 2012, we borrowed $270 million on the Term Loan and $30 million on the Revolving Credit Facility. We primarily used the proceeds from the Facility to repay the following borrowings:

Senior Secured Revolving Credit Facility

On December 19, 2012, we terminated our existing $100 million senior secured revolving credit facility (the “Line of Credit”) with PNC Bank, National Association, as Administrative Agent for itself and other lenders that are parties to the Line of Credit, and KeyBank, National Association as Syndication Agent. The original maturity date of the Line of Credit was September 27, 2014, with two one-year extension options.

Upon terminating the Line of Credit, we repaid $45 million of outstanding borrowings. The interest rate on the $45 million outstanding under the Line of Credit that was repaid in full upon entering into the Facility was 3.47%.

NOIP Floating Rate Loan

We repaid $214.6 million of borrowings outstanding under the senior secured floating rate mortgage loan (the “NOIP Floating Rate Loan”), which at the time of repayment bore interest at 4.50%. The NOIP Floating Rate Loan was scheduled to mature in July 2013 and included two additional one-year extension options that were subject to certain provisions.

NOIP Mezzanine Loan

We repaid $26.5 million outstanding under a mezzanine loan (the “Mezzanine Loan”). The interest rate on the Mezzanine Loan was approximately 5.46% and required monthly amortization payments (based upon a 30 year amortization schedule). The Mezzanine Loan was originally scheduled to effectively mature in June 2015.

Collectively, the weighted average interest rate on the loans that were repaid was 4.4%. Furthermore, repayment of the instruments listed above and closing of the Facility on a pro forma basis as of September 30, 2012 would result in a decrease of our overall weighted average interest rate from 5.2% to 4.8% and an increase of our weighted average debt maturity by 0.8 years.

Guarantees and Covenants

Borrowings under the Facility are guaranteed by the Company and certain of its subsidiaries. In addition, the Facility contains customary affirmative and negative covenants.

Repayment

The Facility permits voluntary prepayment of principal and accrued interest without premium or penalty and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Facility, the lenders may accelerate the repayment of amounts outstanding under the Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

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